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WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

May 2, 2024

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	FB Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 15, 2024

File No. 333-277630

Dear Mr. Arzonetti:

FB Bancorp, Inc. (the “Company”) is in receipt of the correspondence from the Securities and Exchange Commission (the “SEC”) dated April 25, 2024 related to the SEC’s review of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Our responses to the comments are set forth below. For the convenience of the SEC Staff, we have repeated each comment in bold, followed by our response.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 2. Please revise your disclosure on the cover page, and as appropriate throughout the registration statement, to state that the offering is not contingent on receipt of certification to list on Nasdaq.

The Prospectus has been revised to state on the cover page, and as appropriate through the registration statement, that the offering is not contingent on receipt of certification to list on Nasdaq.

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

May 2, 2024

How We Determined the Offering Range, page 3

2.	We reissue in part, prior comment 4. Please disclose that the appraiser made downward adjustments for financial condition, earnings quality, market area and liquidity.

The Prospectus has been revised to disclose that the independent appraiser made downward adjustments for the financial condition, earnings quality, market area and liquidity of the issue in response to the Staff’s comment. Please see page 4 of the Prospectus.

Financial Statements of Fidelity Bank Goodwill, page F-31

3.

We note your response to prior comment 14, including the description of your goodwill impairment analysis performed during the fiscal year ended December 31, 2023. Please refer to ASC 350-20-35-33 through 35-38 and tell us whether your two reportable segments of Banking and Mortgage Banking represent your reporting units for purposes of testing for goodwill impairment. If so, please tell us in further detail how you determined the carrying value and fair value of your Mortgage Banking reporting unit in your quantitative goodwill impairment test. Please refer to ASC 350-20-35-4 and 35-6 and provide a detailed response in support of your determination that no goodwill impairment was deemed necessary during the fiscal year ended December 31, 2023 as disclosed on page F-13.

Fidelity Bank confirms that the two reportable segments of Banking and Mortgage Banking also represent its two reporting units for purposes of testing for goodwill impairment. The carrying value of Fidelity Bank’s goodwill of $5.8 million was acquired in 2014 in connection with the acquisition of the net assets of NOLA Lending Group (“NOLA”). At the time of the acquisition, Fidelity Bank assigned the entire carrying value of goodwill to the Mortgage Banking reporting unit in accordance with ASC 350-20-35-33 through 35-38. The Banking and Mortgage Banking operating segments constitute Fidelity Bank’s two reporting units because the segments either comprise only a single component or the components of the segments have similar operating characteristics, and neither operating segment contains a component which otherwise qualifies as a separate reporting unit.

Fidelity Bank’s Chief Operating Decision Maker regularly reviews financial information, evaluates overall strategic performance, and allocates resources to Fidelity Bank along operating segment lines. Accordingly, Fidelity Bank assesses recoverability of goodwill and performs an annual impairment review at the operating segment level in December of each fiscal year. As of December 31, 2023, goodwill recorded on Fidelity Bank’s Balance Sheet aggregated $5.8 million and continues to be included in the Mortgage Banking operating segment.

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

May 2, 2024

Fidelity Bank performed its annual goodwill impairment test for the year ended December 31, 2023, and estimated the fair value of the Mortgage Banking operating segment utilizing the net present value of estimated free cash flows. Fidelity Bank believes this approach is consistent with the way it evaluates and values potential acquisitions. This net present value approach to establishing fair values is also consistent with how independent willing buyers and sellers have valued Fidelity Bank’s business.

The free cash flows for Fidelity Bank’s Mortgage Banking operating segment were projected based on its estimates, at that time of the impairment test, of future revenues, operating income and other factors (such as working capital and capital expenditures). Fidelity Bank takes into account expected loan losses and the cost to originate or service the loans in the then-current industry and market conditions. Although the Mortgage Banking operating segment has experienced historical losses, Fidelity Bank projects realizing modest long-term revenue and operating income growth. Fidelity Bank has assumed growth rate estimates in its projections of 1%. The conservatively estimated growth rate of 1% is consistent with Fidelity Bank’s recent historical experience, expectations for future mortgage lending in its geographical areas of focus and overall economic conditions including interest rates. The discount rates used in Fidelity Bank’s discounted cash flow (“DCF”) method were based on a weighted-average cost of capital (“WACC”) determined from relevant market comparisons. Fidelity Bank then calculated the present value of the respective cash flows for the Mortgage Banking operating segment to arrive at an estimate of fair value under the income approach.

For the year ended December 31, 2023, free cash flows, net of tax, totaled approximately $2.3 million. Using a constant growth rate of 1% and a WACC of 11.9%, the present value was determined to be approximately $21 million. The WACC was determined based on the average rate of return on equity for all peer group banks with a market capitalization of between $100 million and $1 billion. Fidelity Bank further sensitized the WACC using rates of 12.75% and 18%, yielding an estimated fair value of $19.7 million and $13.6 million, respectively. Fidelity Bank did not utilize additional valuation methodologies to validate the results from its DCF approach. As stated, Fidelity Bank’s DCF approach approximates valuations established by the capital markets generally and those established by willing sellers and buyers and represents its best estimate of fair value.

As required in ASC 350-20-35-4 and 35-6, Fidelity Bank then compared the estimated fair value of the Mortgage Banking operating segment of $21 million to the carrying value of $7.4 million, which includes a goodwill intangible asset of $5.8 million. Fidelity Bank concluded that the goodwill assigned to this operating segment, as of December 31, 2023, was not impaired and that the reporting unit was not at risk of failing step one of the goodwill impairment tests as prescribed under ASC 350-20-35.

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

May 2, 2024

Fidelity Bank further acknowledges the Staff’s comment and in future filings, considering materiality, will provide more robust and comprehensive disclosures regarding its goodwill impairment assessment policy. Fidelity Bank did not believe such disclosure was necessary as of and for the year ended December 31, 2023, due to the immateriality of the carrying value of goodwill in relation to the size of its business and financial statements taken as a whole.

In addition, please note that in its response to the SEC Staff’s comment letter dated April 15, 2024, Fidelity Bank indicated that the net present value of the Mortgage Banking operating segment was estimated to be approximately $26 million as of December 31, 2023, based on a WACC of 18%. Upon further review, Fidelity Bank determined that those amounts were incorrect and should have been approximately $21 million and 11.9%, respectively, as stated above.

Segment Information, page F-43

4.

We note your response to prior comment 15. Please revise your filing to provide a reconciliation of the total reportable segments’ amounts for 2023, including Income tax expense (benefit), Total expenses, and Segment profit, to the consolidated amounts in your consolidated statement of operations for the year ended December 31, 2023.

The segment information on page F-43 has been revised in response to the Staff’s comment.

*   *   *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at mlevy@luselaw.com or (202) 274-2009.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Christopher Ferris, FB Bancorp, Inc.

John Spitz

Katherin Garrett

Todd Schiffman

Thomas P. Hutton

Lawrence M.F. Spaccasi